September 7, 2018

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.
Form 10-K for the fiscal year ended December 30, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 3, 2018
File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Landstar”) to the comments contained in your letter, dated August 8, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “Form 10-Q”) filed with the Commission on August 3, 2018. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 12. Recent Accounting Pronouncements, page 16

1.

Please expand your revenue recognition policy to disclose the nature of your transportation services, including any performance obligations to arrange for another party to transfer goods or services. Please also include significant payment terms pursuant to ASC 606-10-50-12.

Response:

In future filings, the Company proposes to provide additional disclosure in its revenue recognition policy in the notes to the Company’s consolidated financial statements stating that “the nature of the Company’s freight transportation services and its performance obligations to customers, regardless of the mode of transportation used to perform such services, relate to the safe and on-time pick-up and delivery of a customer’s freight on a shipment-by-shipment basis.”

In response to the Staff’s inquiry regarding the identification of any significant payment terms referenced in ASC 606-10-50-12, Landstar payment terms to its customers are typically invoiced on a shipment-by-shipment basis at a pre-defined rate, payable thirty to sixty (30-60) days after receipt of invoice. Payment terms to customers do not contain a significant financing component and the amount owed by the customer does not contain variable terms, embedded or otherwise.

2.

We note your disclosure in the revenue recognition policy footnote on page 38 of your December 30, 2017 Form 10-K states you are the primary obligor with respect to freight delivery and assume the related credit risk when providing physical transportation of freight; thus, transportation revenue and related freight expenses are recognized on a gross basis from BCO Independent Contracts and Truck Brokerage Carriers, railroad intermodal services and air and ocean services. It appears upon adoption of ASC 606 you continue to recognize revenue on a gross basis from the majority of, if not all, the transactions where a third party is involved in the transportation of freight to a customer. In this regard, please tell us your consideration of the principal agent guidance under the new standard, including the nature of your performance obligation(s) with respect to freight delivery. Your response should include your assessment of control over each service(s) (i.e. BCO Independent Contracts and Truck Brokerage Carriers, railroad intermodal services and air and ocean services) that is transferred to a customer. Where a contract with a customer involves more than one mode of transportation, please identify and describe the nature of the performance obligation(s) and its recognition under ASC 606. Please be detailed in your response to us. Refer to ASC 606-10-25-25 and 606-10-55-36 through 40.

Response:

The Company confirms that it continues to recognize revenue on a gross basis from all transactions where a third party is involved in the transportation of freight to a customer. Landstar remains the “principal” with respect to all such transactions following adoption of ASC 606.

Whether transported by BCO Independent Contractors, Truck Brokerage Carriers, rail intermodal services, air cargo services or ocean cargo services, or some combination thereof, the service Landstar provides to its customers is the safe and on-time delivery of freight, which we refer to herein as “freight transportation services.” Landstar’s performance obligation is to provide the contracted freight transportation services to its customers. In all transactions where a third party is involved in the freight transportation services, Landstar retains the ability to direct the third party to provide the freight transportation services, and Landstar remains primarily responsible to the customer for the fulfillment of the freight transportation services. Furthermore, Landstar has discretion in establishing the price to its customers for freight transportation services, independent of the payment terms between Landstar and third-party service providers. On the basis of the foregoing, for purposes of ASC 606 and in accordance with ASC 606-10-25-25 and 606-10-55-36 through 40, Landstar has concluded that it directs the freight transportation services provided to its customers.

The analysis reflected in Example 46A set forth in ASC 606-10-55-324A through 324G is particularly instructive with regard to the application of the principal agent guidance under the new standard to the Company:

•

Landstar enters into contracts and commitments with customers to provide freight transportation services. Landstar and the customer define and agree on the scope of services to be provided and negotiate the price. Landstar is responsible for ensuring that the services are performed as agreed to with the customer. Landstar and the customer also agree on payment terms, which typically provide for invoicing on a shipment-by-shipment basis at the agreed-upon rate, payable by the customer thirty to sixty (30-60) days after receipt of the invoice. [See ASC 606-10-55-324A.]

•

Landstar regularly engages third-party service providers to provide freight transportation services to its customers. These third-party service providers include BCO Independent Contractors, Truck Brokerage Carriers, railroads, air cargo carriers (i.e., airlines) and ocean cargo carriers (i.e., ocean lines). When a customer tenders a shipment to Landstar, Landstar engages with one or more of these third-party service providers to perform the freight transportation services for its customer. The payment terms between Landstar and its customers are typically not aligned with the payment terms between Landstar and the third-party service providers. Whereas customer invoices are payable within thirty to sixty (30-60) days after receipt, Landstar is typically obligated to pay third-party service providers in much shorter time frames following completion of the freight transportation services. Further, Landstar is obligated to pay such third-party service providers even if the customer ultimately fails to pay Landstar. [See ASC 606-10-55-324B.]

•

The specified services provided by Landstar to customers are freight transportation services for which the customer contracts directly with Landstar. In furtherance of providing these services, Landstar maintains a network of third-party service providers who may be retained by Landstar to provide freight transportation services. At no point does the right of Landstar to obtain such services from such third-party service providers transfer to the customer. The customer does not have a right to direct the third-party service provider to perform services that Landstar has not agreed to provide to such customer. Furthermore, Landstar maintains its relationship with each of these third-party service providers for purposes of providing additional freight transportation services, including services for other Landstar customers. [See ASC 606-10-55-324C through 324D.]

•

Landstar is primarily responsible for fulfilling its undertakings to customers to provide freight transportation services. Although Landstar engages third-party service providers to perform the services for the customer, Landstar is responsible for ensuring that the services are performed and are acceptable to the customer. [See ASC 606-10-55-324E(a).]

•	Landstar has discretion in setting the price for the freight transportation services to the customer. [See ASC 606-10-55-324E(b).]

•

Landstar typically mitigates its inventory risk by committing to obtain freight transportation services from third parties only after obtaining a commitment from a customer. However, this does not preclude Landstar from concluding that it is responsible for directing the freight transportation services provided to its customers. [See ASC 606-10-55-324F.]

As stated above in our response to Comment 1, in future filings the Company will provide additional disclosure in its revenue recognition policy in the notes to the Company’s consolidated financial statements regarding the nature of the Company’s freight transportation services and its performance obligations to customers.

3.

We note from your disclosure in footnote 12 that the adoption of the new standard changed the timing of revenue recognition for most of your transportation business from at delivery to over the transit period as the performance obligation is completed. Please tell us the average transit period to complete a shipment. Pursuant to ASC 606-10-50-18, please discuss the method(s) used to recognize your revenue over the transit period, such as a description of the output or input methods and how those methods are applied, in addition to why the methods used provide a faithful depiction of the transfer of goods or services.

With respect to the Staff’s inquiry regarding the average transit period to complete a shipment, the Company did not historically track this measure prior to the passage of ASC 606. With respect to the Company’s 2017 fiscal year, freight transportation services provided by truck represented approximately 93% of consolidated revenue and the average length of haul for such services was approximately 732 miles. Based on this information, we estimated that the average transit time for a truck shipment was approximately two to three days, depending on a variety of factors including origin, destination, pick-up time, delivery time, loading and unloading requirements and other factors.

Since the adoption of ASC 606, the Company has used a days-in-transit output method to measure the progress of our performance obligations as of a given reporting date. Landstar determines transit periods based upon pick-up date and delivery date. The delivery date may be estimated if delivery has not occurred as of the reporting date. As a result, determining the transit period, and how much of it has been completed as of a given reporting date, may require management to make judgments that affect the timing of revenue recognition. The average length of haul and average transit time of a shipment may vary from quarter to quarter and year to year. Based on the relatively short duration of, and historical variances in, the Company’s average transit time for a shipment, the Company does not expect such variances to have a significant impact on the Company’s consolidated revenue or results from operations for any fiscal period.

The Company’s performance obligations with respect to freight transportation services are performed over the transit period. We have therefore determined that revenue recognition over the transit period provides a faithful depiction of the transfer of freight transportation services to our customers. In this regard, we note that the transaction prices for our freight transportation services are generally fixed and readily determinable for each shipment prior to pick-up and are not contingent upon the occurrence or non-occurrence of another event following delivery.

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If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-4959.

Sincerely,

/s/ L. Kevin Stout
L. Kevin Stout
Vice President and Chief Financial Officer

cc:	Michael K. Kneller, Vice President, General Counsel and Secretary
Beverly Singleton, Division of Corporate Finance
Jean Yu, Division of Corporate Finance
Steven J. Slutzky, Debevoise & Plimpton, LLP